Exhibit 99.1

Canadian Solar Reports Second Quarter 2025 Results

Kitchener, Ontario, August 21, 2025 – Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the second quarter ended June 30, 2025.

Second Quarter Highlights

•	14% quarter-over-quarter (“qoq”) increase in solar module shipments to 7.9 GW, within guidance of 7.5 GW to 8.0 GW.

•	29.8% gross margin, exceeding guidance of 23% to 25%.

•	Released the 2024 Sustainability Report on May 29, 2025, with updated disclosures aligned to global reporting standards.

Dr. Shawn Qu, Chairman and CEO, commented, “We delivered a second quarter largely in line with expectations. While revenue came in below guidance due to storage shipments shifting to the second half and delays in certain project sales, gross margin exceeded expectations, driven by a higher mix of North America module shipments and robust storage volumes. Following the surge in installations in China during the first half, we expect demand to normalize as the market adjusts to a new paradigm. We remain focused on navigating the uncertain policy environment with a focus on risk management and sustainable profitability.”

Yan Zhuang, President of Canadian Solar’s subsidiary CSI Solar, said, “In the second quarter, we delivered module shipments near the high end of guidance. Despite tariff headwinds, e-STORAGE achieved one of its strongest quarters. With solar supply chain pricing trending higher and storage margins normalizing, we expect margin pressure in the second half. We remain focused on strategically managing module volumes to less profitable markets and growing our storage volumes globally. Meanwhile, we continue to build emerging profitability drivers such as our residential energy storage systems and bundled sales solutions.”

Ismael Guerrero, CEO of Canadian Solar’s subsidiary Recurrent Energy, said, “Revenue and profitability in the second quarter were sequentially lower, primarily due to lighter project sales. We monetized over 200 MW of projects in Europe and Japan, including our first and profitable sale of a battery energy storage project in Italy, while a project sale in Latin America shifted to the second half of the year. Overall, we expect our electricity sales revenue to grow steadily, as we enhance the performance of our existing IPP portfolio and advance construction in our target markets, with more meaningful contributions expected next year.”

Xinbo Zhu, Senior VP and CFO, added, “In the second quarter, we delivered $1.7 billion in revenue and a gross margin of 29.8%. Non-recurring operating expenses, including impairments to projects and manufacturing assets, reduced profitability, resulting in net income attributable to shareholders of $7 million, or a net loss of $0.08 per diluted share. We continue to manage cash flow prudently, prioritizing disciplined capital deployment. Operating cash inflow was $189 million, and we ended the quarter with a cash position of $2.3 billion.”

Second Quarter 2025 Results

Total module shipments recognized as revenues in Q2 2025 were 7.9 GW, up 14% quarter-over-quarter (“qoq”) and down 4% year-over-year (“yoy”). Of the total, 672 MW were shipped to the Company’s own utility-scale solar power projects.

Net revenues were $1.7 billion in Q2 2025, up 42% sequentially and 4% yoy, mainly due to higher sales of battery energy storage systems and solar modules.

Gross profit was $505 million, compared to $140 million in Q1 2025 and $282 million in Q2 2024. Gross margin was 29.8%, compared to 11.7% and 17.2%, respectively. The gross margin sequential and yoy increases were primarily driven by a release of unrealized profit upon sales-type leasing of a U.S. project, higher margin contribution from battery energy storage systems, and the benefit from a U.S. anti-dumping (“AD”) and countervailing duty (“CVD”) true-up adjustment.

Operating expenses were $378 million, up from $195 million in Q1 2025 and $234 million in Q2 2024. The increase was primarily caused by impairment charges related to certain solar and storage assets, as well as manufacturing assets. Operating expenses represented 22.3% of revenue, compared to 16.3% in Q1 2025 and 14.3% in Q2 2024.

Net income attributable to Canadian Solar in accordance with generally accepted accounting principles in the United States of America (“GAAP”) in Q2 2025 was $7 million, or a net loss of $0.08 per diluted share, compared to a net loss of $34 million, or $0.69 per diluted share, in the Q1 2025, and net income of $4 million, or $0.02 per diluted share, in Q2 2024.

Adjusted net loss attributable to Canadian Solar Inc. (non-GAAP) was $23 million, and adjusted loss per share - diluted was $0.53 per share in Q2 2025, compared to an adjusted net loss of $60 million or adjusted $1.07 per share in Q1 2025, and a net income of $4 million or $0.02 per share in Q2 2024. Adjusted net loss attributable to Canadian Solar Inc. and adjusted loss per share - diluted in Q2 2025 and Q1 2025 exclude the recognition of income using hypothetical liquidation at book value (“HLBV”) method. The Company uses the HLBV method to attribute income and loss to its tax equity investors. Please see Recurrent Energy - HLBV for definition and About Non-GAAP Financial Measures for reconciliation to nearest GAAP measures.

Net cash flow provided by operating activities in Q2 2025 was $189 million, driven by changes in working capital, specifically a decrease in inventories, compared to net cash flow used in operating activities of $264 million in Q1 2025 and $429 million in Q2 2024.

Total debt, including financing liabilities, was $6.3 billion as of June 30, 2025, including $2.5 billion, $3.5 billion, and $0.3 billion related to CSI Solar, Recurrent Energy, and convertible notes, respectively. Total debt rose from $5.7 billion as of March 31, 2025, mainly due to new borrowings for development of projects and operational assets. Total non-recourse debt as of June 30, 2025, was $1.8 billion.

Business Segments

The Company operates in two reportable segments: CSI Solar, focused on solar modules and battery energy storage manufacturing and products, and Recurrent Energy, focused on utility-scale solar power and battery energy storage project development and operation.

Recurrent Energy

As of June 30, 2025, the Company held a leading position with a total global solar project development pipeline of approximately 27 GWp and a battery energy storage project development pipeline of 80 GWh.

The business model consists of three key drivers:

•	Electricity revenue from operating portfolio to drive stable, diversified cash flows in growth markets with stable currencies, with some project ownership sales to manage cash flow and debt level;

•	Asset sales (solar power and battery energy storage) in the rest of the world to drive cash-efficient growth model, as value from project sales will help fund growth in operating assets in stable currency markets; and

•	Power services (O&M) through long-term operations and maintenance (“O&M”) contracts, currently with nearly 14 GW of contracted projects, to drive stable and long-term recurring earnings and synergies with the project development platform.

Project Development Pipeline – Solar

As of June 30, 2025, the Company’s total solar project development pipeline was 27.3 GWp, including 2.0 GWp under construction, 4.2 GWp of backlog, and 21.1 GWp of projects in advanced and early-stage development, defined as follows:

•	Backlog projects are late-stage projects that have passed their risk cliff date and are expected to start construction in the next 1-4 years. A project’s risk cliff date is the date on which the project passes the last high-risk development stage and varies depending on the country where it is located. Typically, this occurs after the project has received all the required environmental and regulatory approvals, and entered into interconnection agreements and offtake contracts, including feed-in tariff (“FIT”) arrangements and power purchase agreements (“PPAs”). A significant majority of backlog projects are contracted (i.e., have secured a PPA or FIT), and the remaining have a reasonable assurance of securing PPAs.

•	Advanced pipeline projects are mid-stage projects that have secured or have more than 90% certainty of securing an interconnection agreement.

•	Early-stage pipeline projects are early-stage projects controlled by the Company that are in the process of securing interconnection.

While the magnitude of the Company’s project development pipeline is an important indicator of potential expanded power generation and battery energy storage capacity as well as potential future revenue growth, the development of projects in its pipeline is inherently uncertain. If the Company does not successfully complete the pipeline projects in a timely manner, it may not realize the anticipated benefits of the projects to the extent anticipated, which could adversely affect its business, financial condition, or results of operations. In addition, the Company’s guidance and estimates for its future operating and financial results assume the completion of certain solar projects and battery energy storage projects that are in its pipeline. If the Company is unable to execute on its actionable pipeline, it may miss its guidance, which could adversely affect the market price of its common shares and its business, financial condition, or results of operations.

HLBV

The Company applies the HLBV method to account for its contractual relationships with tax equity investors in U.S. solar energy and battery energy storage projects. This method which allocates income or loss attributable to redeemable noncontrolling interests reflects the changes in the amounts that tax equity investors would hypothetically receive upon liquidation at the beginning and end of each reporting period, after considering any capital transactions, such as contributions or distributions, between our subsidiaries and tax equity investors.

The following table presents the Company’s total solar project development pipeline.

Solar Project Development Pipeline (as of June 30, 2025) – MWp*
Region	Under Construction	Backlog	Advanced Development	Early-Stage Development	Total
North America	276	547	427	5,024	6,274
Europe, the Middle East, and Africa (“EMEA”)	1,073	1,704**	872	4,767	8,416
Latin America	128**	823	352	5,666	6,969
Asia Pacific excluding China and Japan	171	275	430	1,289	2,165
China	300	780**	-	2,100	3,180
Japan	52	33	80	127	292
Total	2,000	4,162	2,161	18,973	27,296

*All numbers are gross MWp.

**Including 63 MWp under construction and 551 MWp in backlog that are owned by or already sold to third parties.

Project Development Pipeline – Battery Energy Storage

As of June 30, 2025, the Company’s total battery energy storage project development pipeline was 80.2 GWh, including 6.4 GWh under construction and in backlog, and 73.8 GWh of projects in advanced and early-stage development.

The table below sets forth the Company’s total battery energy storage project development pipeline.

Battery Energy Storage Project Development Pipeline (as of June 30, 2025) – MWh
Region	Under Construction	Backlog	Advanced Development	Early-Stage Development	Total
North America	600	200	600	20,644	22,044
EMEA	43	2,708	4,493	31,790	39,034
Latin America	-	-	1,320	1,385	2,705
Asia Pacific excluding China and Japan	440	240	740	2,580	4,000
China	-	1,200	-	6,600	7,800
Japan	8	936	2,031	1,650	4,625
Total	1,091	5,284	9,184	64,649	80,208

CSI Solar

Solar Modules and Solar System Kits

CSI Solar shipped 7.9 GW of solar modules and solar system kits to more than 70 countries in Q2 2025. The top five markets ranked by shipments were the U.S., China, Pakistan, Spain, and Australia.

CSI Solar’s revised manufacturing capacity expansion targets are set forth below.

Solar Manufacturing Capacity, GW*

	June 2025 Actual	December 2025 Plan
Ingot	31.0	31.0
Wafer	37.0	37.0
Cell	36.2	32.4
Module	59.0	51.2

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

e-STORAGE: Battery Energy Storage Solutions

As of June 30, 2025, e-STORAGE contracted backlog, including contracted long-term service agreements, was $3 billion. These are signed orders with contractual obligations to customers, providing significant earnings visibility over a multi-year period.

The table below sets forth e-STORAGE’s manufacturing capacity expansion targets.

e-STORAGE Manufacturing Capacity Expansion Plans*
	June 2025 Actual	December 2025 Plan	December 2026 Plan
SolBank Battery Energy Storage Solutions (GWh)	10	15	24
Battery Cells (GWh)	3	3	9

*Nameplate annualized capacities (single-shift basis) at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given factors such as existing market conditions, order book, production capacity, input material prices, foreign exchange fluctuations, the anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, customer demand, project construction and sale schedules, product sales prices and costs, supply chain constraints, and geopolitical conflicts. Management’s views and estimates are subject to change without notice.

In Q3 2025, the Company expects total revenue to be in the range of $1.3 billion to $1.5 billion. Gross margin is expected to be between 14% and 16%. Total module shipments recognized as revenues by CSI Solar are expected to be in the range of 5.0 GW to 5.3 GW. Total battery energy storage shipments by CSI Solar in Q3 2025 are expected to be in the range of 2.1 GWh to 2.3 GWh, including approximately 250 MWh to the Company’s own projects.

For the full year of 2025, the Company expects CSI Solar's total module shipments to be in the range of 25 GW to 27 GW, including approximately 1 GW to the Company’s projects. CSI Solar’s total battery energy storage shipments are expected to be in the range of 7 GWh to 9 GWh, including approximately 1 GWh to the Company's own projects. The Company's total revenue is expected to be in the range of $5.6 billion to $6.3 billion.

Dr. Shawn Qu, Chairman and CEO, commented, “We expect third quarter margins to moderate as difficult market conditions persist, and storage profitability reflects more recent orders at normalized levels. We narrowed our full year module volume guidance and maintained our storage volume guidance, supported by increased visibility into the second half. Full year revenue expectations have been adjusted to reflect certain project sales shifting into 2026 and a more measured view on module pricing. The second half will remain challenging, with rising solar supply chain prices and ongoing trade uncertainties. We will continue to navigate these conditions with discipline, maintaining a prudent balance between growth and profitability.”

Recent Developments

Canadian Solar

On May 29, 2025, Canadian Solar announced the publication of its 2024 Sustainability Report, which highlights the Company’s sustainability strategy and performance, including progress towards achieving its sustainability goals. The sustainability disclosures in the report are aligned with the global standards set by the SASB and GRI, with reference to the IFRS set by the ISSB.

CSI Solar

On July 16, 2025, Canadian Solar announced its residential energy storage system, EP Cube, designed by its subsidiary, Eternalplanet, won the prestigious Red Dot Award 2025. This award recognizes EP Cube as one of the most well-designed residential energy storage products globally. Earlier this year, EP Cube also received several other international design awards, including the If Design Award and MUSE Design Award Gold.

On June 3, 2025, Canadian Solar announced the completion of Large-Scale Fire Testing for its SolBank 3.0 energy storage system. The successful test demonstrated that SolBank 3.0 meets key fire safety criteria by containing thermal events within a single enclosure, providing enhanced safety assurance for utility-scale deployments.

Recurrent Energy

On July 17, 2025, Canadian Solar announced it closed project financing and tax equity for Blue Moon Solar located in Harrison County, Kentucky. U.S. Bank, through its subsidiary U.S. Bancorp Impact Finance, is providing both tax equity and construction financing for the project, totaling $260 million. Constellation will purchase power and renewable energy certificates produced by the 94 MW energy facility. Blue Moon Solar is currently under construction and expected to reach commercial operation in 2026. Recurrent Energy will own and operate the project after it is energized.

On July 7, 2025, Canadian Solar announced that the 1,200 MWh Papago Storage facility in Maricopa County, Arizona, has reached commercial operation. The project is now dispatching stored energy to Arizona Public Service (APS), the state's largest electric utility. Papago Storage is the first of three Recurrent Energy projects with tolling agreements in place with APS to become operational.

Conference Call Information

The Company will hold a conference call on Thursday, August 21, 2025, at 8:00 a.m. U.S. Eastern Time (8:00 p.m., Thursday, August 21, 2025, in Hong Kong) to discuss the Company's second quarter 2025 results and business outlook. The dial-in phone number for the live audio call is +1-877-704-4453 (toll-free from the U.S.), 800 965 561 (from Hong Kong), +86 400 120 2840 (local dial-in from Mainland China) or +1-201-389-0920 from international locations. The conference ID is 13755040. A live webcast of the conference call will also be available on the investor relations section of Canadian Solar's website at www.canadiansolar.com.

A replay of the call will be available after the conclusion of the call until 11:00 p.m. U.S. Eastern Time on Thursday, September 4, 2025 (11:00 a.m. September 5, 2025, in Hong Kong) and can be accessed by dialing +1-844-512-2921 (toll-free from the U.S.) or +1-412-317-6671 from international locations.  The replay pin number is 13755040. A webcast replay will also be available on the investor relations section of Canadian Solar's website at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar is one of the world's largest solar technology and renewable energy companies. Founded in 2001 and headquartered in Kitchener, Ontario, the Company is a leading manufacturer of solar photovoltaic modules; provider of solar energy and battery energy storage solutions; and developer, owner, and operator of utility-scale solar power and battery energy storage projects. Over the past 24 years, Canadian Solar has successfully delivered nearly 165 GW of premium-quality, solar photovoltaic modules to customers across the world. Through its subsidiary e-STORAGE, Canadian Solar has shipped over 13 GWh of battery energy storage solutions to global markets as of June 30, 2025, boasting a $3 billion contracted backlog as of June 30, 2025. Since entering the project development business in 2010, Canadian Solar has developed, built, and connected approximately 12 GWp of solar power projects and 6 GWh of battery energy storage projects globally. Its geographically diversified project development pipeline includes 27 GWp of solar and 80 GWh of battery energy storage capacity in various stages of development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company’s expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may”, “will”, “expect”, “anticipate”, “future”, “ongoing”, “continue”, “intend”, “plan”, “potential”, “prospect”, “guidance”, “believe”, “estimate”, “is/are likely to” or similar expressions, the negative of these terms, or other comparable terminology. These forward-looking statements include, among other things, our expectations regarding global electricity demand and the adoption of solar and battery energy storage technologies; our growth strategies, future business performance, and financial condition; our transition to a long-term owner and operator of clean energy assets and expansion of project pipelines; our ability to monetize project portfolios, manage supply chain fluctuations, and respond to economic factors such as inflation and interest rates; our outlook on government incentives, trade measures, regulatory developments, and geopolitical risks; our expectations for project timelines, costs, and returns; competitive dynamics in solar and storage markets; our ability to execute supply chain, manufacturing, and operational initiatives; access to capital, debt obligations, and covenant compliance; relationships with key suppliers and customers; technological advancement and product quality; and risks related to intellectual property, litigation, and compliance with environmental and sustainability regulations. Other risks were described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 30, 2025. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Wina Huang Investor Relations Canadian Solar Inc. investor@canadiansolar.com

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s CSI Solar and Recurrent Energy businesses.

	Select Financial Data – CSI Solar and Recurrent Energy
	Three Months Ended and As of June 30, 2025 (In Thousands of U.S. Dollars)
	CSI Solar	Recurrent Energy	Elimination and unallocated items	Total
Net revenues	$1,731,803	$106,135	$(144,067)	$1,693,871
Cost of revenues	1,346,248	71,757	(229,164)	1,188,841
Gross profit	385,555	34,378	85,097	505,030
Operating expenses	264,815	108,815	3,967	377,597
Income (loss) from operations	$120,740	$(74,437)	$81,130	$127,433
Other segment items (1)				(46,299)
Income before income taxes and equity in losses of affiliates				$81,134

Supplementary Information:
Interest expense	$(15,983)	$(25,521)	$(3,303)	$(44,807)
Interest income	7,264	2,296	360	9,920
Depreciation and amortization, included in cost of revenues and operating expenses	131,433	14,344	—	145,777

Cash and cash equivalents	$1,454,276	$346,844	$54,914	$1,856,034
Restricted cash – current and non-current	340,258	67,917	—	408,175
Non-recourse borrowings	—	1,809,269	—	1,809,269
Other short-term and long-term borrowings	2,443,265	1,478,119	—	3,921,384
Convertible notes – non-current	—	—	274,510	274,510
Green bonds – non-current	—	163,586	—	163,586

	Select Financial Data – CSI Solar and Recurrent Energy
	Six Months Ended June 30, 2025 (In Thousands of U.S. Dollars)
	CSI Solar	Recurrent Energy	Elimination and unallocated items	Total
Net revenues	$2,922,061	$231,377	$(262,942)	$2,890,496
Cost of revenues	2,376,968	173,715	(305,711)	2,244,972
Gross profit	545,093	57,662	42,769	645,524
Operating expenses	422,516	144,096	6,284	572,896
Income (loss) from operations	$122,577	$(86,434)	$36,485	$72,628
Other segment items (1)				(87,225)
Loss before income taxes and equity in losses of affiliates				$(14,597)

Supplementary Information:
Interest expense	$(32,865)	$(46,490)	$(5,939)	$(85,294)
Interest income	15,338	5,974	704	22,016
Depreciation and amortization, included in cost of revenues and operating expenses	261,276	28,216	—	289,492

(1) Includes interest expense, net, loss on change in fair value of derivatives, net, foreign exchange loss, net and investment income, net.

The following table summarizes the revenues generated from each product or service.

	Three Months Ended June 30, 2025	Three Months Ended March 31, 2025	Three Months Ended June 30, 2024

	(In Thousands of U.S. Dollars)
CSI Solar:
Solar modules	$1,022,266	$797,422	$1,207,816
Solar system kits	73,812	85,526	114,869
Battery energy storage solutions	432,399	155,310	225,805
EPC and others	61,613	35,037	36,418
Subtotal	1,590,090	1,073,295	1,584,908
Recurrent Energy:
Solar power and battery energy storage asset sales	48,091	72,151	12,752
Power services	18,809	16,499	16,853
Revenue from electricity, battery energy storage operations and others	36,881	34,680	20,920
Subtotal	103,781	123,330	50,525
Total net revenues	$1,693,871	$1,196,625	$1,635,433

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024

	(In Thousands of U.S. Dollars)
CSI Solar:
Solar modules	$1,819,688	$2,119,966
Solar system kits	159,338	214,116
Battery energy storage solutions	587,709	477,278
EPC and others	96,650	63,226
Subtotal	2,663,385	2,874,586
Recurrent Energy:
Solar power and battery energy storage asset sales	120,242	18,796
Power services	35,308	31,009
Revenue from electricity, battery energy storage operations and others	71,561	40,153
Subtotal	227,111	89,958
Total net revenues	$2,890,496	$2,964,544

Canadian Solar Inc.
Unaudited Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2025	2024	2025	2024
Net revenues	$1,693,871	$1,196,625	$1,635,433	$2,890,496	$2,964,544
Cost of revenues	1,188,841	1,056,131	1,353,339	2,244,972	2,429,697
Gross profit	505,030	140,494	282,094	645,524	534,847

Operating expenses:
Selling and distribution expenses	109,479	90,767	131,692	200,246	220,104
General and administrative expenses	252,671	105,651	100,911	358,322	195,604
Research and development expenses	24,719	24,284	25,578	49,003	59,857
Other operating income, net	(9,272)	(25,403)	(23,737)	(34,675)	(37,440)
Total operating expenses	377,597	195,299	234,444	572,896	438,125

Income (loss) from operations	127,433	(54,805)	47,650	72,628	96,722
Other income (expenses):
Interest expense	(44,807)	(40,487)	(33,022)	(85,294)	(67,889)
Interest income	9,920	12,096	14,122	22,016	48,424
Gain (loss) on change in fair value of derivatives, net	(5,760)	(9,039)	81	(14,799)	(16,613)
Foreign exchange gain (loss), net	(7,318)	(4,586)	12,486	(11,904)	25,399
Investment income (loss), net	1,666	1,090	(835)	2,756	(666)
Total other expenses	(46,299)	(40,926)	(7,168)	(87,225)	(11,345)

Income (loss) before income taxes and equity in earnings (losses) of affiliates	81,134	(95,731)	40,482	(14,597)	85,377
Income tax benefit (expense)	(34,311)	23,122	(5,283)	(11,189)	(14,960)
Equity in losses of affiliates	(2,053)	(4,045)	(7,775)	(6,098)	(6,770)
Net income (loss)	44,770	(76,654)	27,424	(31,884)	63,647

Less: net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	37,573	(42,683)	23,602	(5,110)	47,473

Net income (loss) attributable to Canadian Solar Inc.	$7,197	$(33,971)	$3,822	$(26,774)	$16,174

Earnings (loss) per share - basic	$(0.08)	$(0.69)	$0.02	$(0.77)	$0.21
Shares used in computation - basic	67,167,296	66,962,686	66,413,750	67,065,556	66,289,155
Earnings (loss) per share - diluted	$(0.08)	$(0.69)	$0.02	$(0.77)	$0.21
Shares used in computation - diluted	67,167,296	66,962,686	66,984,783	67,065,556	66,813,754

  Canadian Solar Inc.

  Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)

  (In Thousands of U.S. Dollars)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2025	2024	2025	2024
Net income (loss)	$44,770	$(76,654)	$27,424	$(31,884)	$63,647
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	95,175	2,091	(59,897)	97,266	(113,710)
Gain (loss) on changes in fair value of available-for-sale debt securities	865	(504)	769	361	1,649
Gain (loss) on interest rate swap	(8,148)	(3,081)	(481)	(11,229)	484
Share of gain (loss) on changes in fair value of interest rate swap of affiliate	(629)	(1,232)	(159)	(1,861)	975
Comprehensive income (loss)	132,033	(79,380)	(32,344)	52,653	(46,955)
Less: comprehensive income (loss) attributable to non-controlling interests and redeemable non-controlling interests	41,855	(40,768)	15,637	1,087	35,974
Comprehensive income (loss) attributable to Canadian Solar Inc.	$90,178	$(38,612)	$(47,981)	$51,566	$(82,929)

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	June 30,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$1,856,034	$1,701,487
Restricted cash	388,025	551,387
Accounts receivable trade, net	915,302	1,118,770
Accounts receivable, unbilled	176,542	142,603
Amounts due from related parties	2,874	5,220
Inventories	1,247,923	1,206,595
Value added tax recoverable	232,744	221,539
Advances to suppliers, net	211,625	124,440
Derivative assets	10,936	14,025
Project assets	371,434	394,376
Prepaid expenses and other current assets	796,174	436,635
Total current assets	6,209,613	5,917,077
Restricted cash	20,150	11,147
Property, plant and equipment, net	3,307,521	3,174,643
Solar power and battery energy storage systems, net	1,981,087	1,976,939
Deferred tax assets, net	397,146	473,500
Advances to suppliers, net	97,985	118,124
Investments in affiliates	262,015	232,980
Intangible assets, net	32,212	31,026
Project assets	1,347,421	889,886
Right-of-use assets	430,534	378,548
Amounts due from related parties	78,150	75,215
Other non-current assets	648,097	232,465
TOTAL ASSETS	$14,811,931	$13,511,550

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of U.S. Dollars)

	June 30,	December 31,
	2025	2024
LIABILITIES, REDEEMABLE INTERESTS AND EQUITY
Current liabilities:
Short-term borrowings	$2,275,211	$1,873,306
Convertible notes	—	228,917
Accounts payable	1,016,152	1,062,874
Short-term notes payable	610,288	637,512
Amounts due to related parties	3,427	3,927
Other payables	1,040,789	984,023
Advances from customers	143,224	204,826
Derivative liabilities	2,336	13,738
Operating lease liabilities	24,972	21,327
Other current liabilities	559,163	388,460
Total current liabilities	5,675,562	5,418,910
Long-term borrowings	3,455,442	2,731,543
Convertible notes	274,510	—
Green bonds	163,586	146,542
Liability for uncertain tax positions	5,770	5,770
Deferred tax liabilities	119,790	204,832
Operating lease liabilities	321,310	271,849
Other non-current liabilities	620,101	582,301
TOTAL LIABILITIES	10,636,071	9,361,747
Redeemable non-controlling interests	205,363	247,834

Equity:
Common shares	835,543	835,543
Additional paid-in capital	575,449	590,578
Retained earnings	1,558,984	1,585,758
Accumulated other comprehensive loss	(115,175)	(196,379)
Total Canadian Solar Inc. shareholders’ equity	2,854,801	2,815,500
Non-controlling interests	1,115,696	1,086,469
TOTAL EQUITY	3,970,497	3,901,969
TOTAL LIABILITIES, REDEEMABLE INTERESTS AND EQUITY	$14,811,931	$13,511,550

Canadian Solar Inc.
Unaudited Condensed Statements of Cash Flows
(In Thousands of U.S. Dollars)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2025	2024	2025	2024
Operating Activities:
Net income (loss)	$44,770	$(76,654)	$27,424	$(31,884)	$63,647
Adjustments to net income (loss)	366,084	161,770	174,201	527,854	332,551
Changes in operating assets and liabilities	(222,298)	(349,319)	(630,963)	(571,617)	(1,117,023)
Net cash provided by (used in) operating activities	188,556	(264,203)	(429,338)	(75,647)	(720,825)

Investing Activities:
Purchase of property, plant and equipment and intangible assets	(172,729)	(256,380)	(390,248)	(429,109)	(660,310)
Purchase of solar power and battery energy storage systems	(219,695)	(128,707)	(10,936)	(348,402)	(184,277)
Other investing activities	(55,882)	(83,897)	2,515	(139,779)	12,947
Net cash used in investing activities	(448,306)	(468,984)	(398,669)	(917,290)	(831,640)

Financing Activities:
Proceeds from subsidiary’s issuance of preferred shares, net	—	—	297,000	—	297,000
Capital contributions from tax equity investors in subsidiaries	—	14,680	—	14,680	—
Repurchase of shares by subsidiary	(24,221)	(21,404)	(70,624)	(45,625)	(70,624)
Other financing activities	495,276	550,962	(38,778)	1,046,238	684,634
Net cash provided by financing activities	471,055	544,238	187,598	1,015,293	911,010
Effect of exchange rate changes	18,985	(41,153)	(61,483)	(22,168)	(112,736)
Net increase (decrease) in cash, cash equivalents and restricted cash	230,290	(230,102)	(701,892)	188	(754,191)
Cash, cash equivalents and restricted cash at the beginning of the period	$2,033,919	$2,264,021	$2,894,133	$2,264,021	$2,946,432
Cash, cash equivalents and restricted cash at the end of the period	$2,264,209	$2,033,919	$2,192,241	$2,264,209	$2,192,241

About Non-GAAP Financial Measures

This press release also contains adjusted net income (loss) attributable to Canadian Solar Inc. and adjusted earnings (loss) per share - diluted that are not determined in accordance with GAAP. These non-GAAP financial measures should not be considered as an alternative to net income (loss) attributable to Canadian Solar Inc. or earnings (loss) per share, respectively, each of which is an indicator of financial performance determined in accordance with GAAP. Adjusted net income (loss) attributable to Canadian Solar Inc. and adjusted earnings (loss) per share - diluted exclude from net income (loss) attributable to Canadian Solar Inc. and earnings (loss) per share certain items that the Company does not consider indicative of its ongoing financial performance such as the effects of HLBV method to account for its tax equity arrangements. Management uses these non-GAAP financial measures to facilitate the analysis and communication of the Company’s financial performance as compared to its previous financial results. Management believes that these non-GAAP financial measures are also useful and meaningful to investors to facilitate their analysis of the Company’s financial performance. These non-GAAP measures may differ from non-GAAP measures used by other companies, and therefore their comparability may be limited.

The table below provides a reconciliation of our GAAP net income (loss) to non-GAAP financial measures.

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2025	2024	2025	2024
GAAP net income (loss) attributable to Canadian Solar Inc.	$7,197	$(33,971)	$3,822	$(26,774)	$16,174
Non-GAAP income adjustment items:
Less: HLBV effects	(30,248)	(25,902)	—	(56,150)	—
Non-GAAP adjusted net income (loss) attributable to Canadian Solar Inc.	$(23,051)	$(59,873)	$3,822	$(82,924)	$16,174

GAAP earnings (loss) per share – diluted	$(0.08)	$(0.69)	$0.02	$(0.77)	$0.21
Non-GAAP income adjustment items:
Less: HLBV effects	(0.45)	(0.38)	—	(0.83)	—
Add: HLBV effects attributable to redeemable non-controlling interests	—	—	—	—	—
Non-GAAP adjusted earnings (loss) per share – diluted	$(0.53)	$(1.07)	$0.02	$(1.60)	$0.21

Shares used in computation – diluted (GAAP)	67,167,296	66,962,686	66,984,783	67,065,556	66,813,754
Shares used in computation – diluted (Non-GAAP)	67,167,296	66,962,686	66,984,783	67,065,556	66,813,754